Mail Stop 3651

July 10, 2008

<u>Via Fax and U.S. Mail</u>

Mr. Mark S. Newman
DRS Technologies, Inc.
5 Sylvan Way
Parsippany, NJ 07054

RE: **DRS Technologies, Inc.**
         Schedule 14A filed on June 13, 2008
         File No. 001-08533

Dear Mr. Newman:

        We have conducted a limited review your filing and have the following
comments. Our review has been limited to the items noted below. Where indicated, we
think you should revise your document in response to these comments. If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with supplemental information so we may
better understand your disclosure. After reviewing this information, we may or may not
raise additional comments.

        The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects and welcome any questions you
may have about our comments or on any other aspect of our review. Feel free to call us
at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>

<u>General</u>

  1. Please provide us with your analysis as to whether you are required to file
     Schedule 13e-3 in connection with this transaction.

  2. Please provide us with copies of the "board books" or similar documentation
     provided to the boards and management in connection with the proposed

transaction. Such materials should include all presentations made by the financial advisors.

Summary, page 1

3. Please revise the summary to disclose that financing for the proposed transaction is assured.

Company Termination Fee, page 7

4. We note the first bullet on page 8. It is unclear whether the company must accept a takeover proposal in order for the termination fee to become payable. Please clarify.

Regulator and Other Governmental Approvals, page 8

5. Please update this section if there have been more recent developments.

Other Governmental Approvals and Consents, page 9

6. Please revise to explain the meaning and significance of a "sponsored facilities clearance."

7. In the final sentence of the first paragraph of this section, you refer to the need for non-U.S. governmental approvals. However, we note that your expanded disclosure on pages 47-49 does not reference such approvals. Please identify and discuss the approvals needed from non-U.S. governmental entities.

Procedure for Receiving Merger Consideration, page 10

8. Please indicate the timeframe within which stockholders may expect to receive cash consideration after surrendering their stock certificates.

Dissenters' Rights of Appraisal, page 11

9. Please clarify that stockholders will receive $81.00 per share if they improperly exercise their appraisal rights.

<u>Background of the Merger, page 22</u>

10. Refer to the spillover paragraph at the bottom of page 22. Please identify the consultant retained by Finmeccanica to assist in exploring a strategic transaction.

11. Please revise to clarify whether Finmeccanica and you considered any transactions other than a cash out merger and when and why the other alternatives were dropped.

12. Refer to the second sentence of the second full paragraph on page 23. Please revise to disclose the company's expectations regarding price and other terms. If those expectations included the retention of senior management, please disclose.

13. Refer to the third full paragraph on page 23. Please expand your explanation as to why you chose not to pursue talks with Company X following its expression of interest. As you had not yet received a non-binding indication of interest from Finmeccanica it is unclear why you believed the "progression of the Finmeccanica discussions" weighed against entering into discussions with Company X.

14. Refer to the last full paragraph on page 23. Please expand your discussion of the "potential benefits and risks" considered by the board in determining whether to proceed with negotiations.

15. We note that Company X had a higher bid for cash. Please revise to name the company.

<u>Reasons for the Merger; Recommendation of Our Board of Directors, page 27</u>

16. Revise this section to list reasons in support of the offer and reasons against the offer. It appears that you may have intended to do this and only need to revise the introduction to the first list as well as to revise conclusory statements such as the first bullet which are written in such a way investors would be unable to tell if you believe it supports the recommendation or not.

17. We note the last bullet on page 27. Please clarify why you believed that the risks associated with the regulatory approval process were greater in connection with a transaction with Company X than with Finmeccanica, another foreign company.

18. We do not understand why the fifth bullet on page 28 is a favorable factor. Please revise to clarify. It might appear to reward those who took advantage of a situation created by the failure of you and others to keep confidential your merger talks.

19. Please revise the second bullet on page 29 to clarify why you believe the termination fee is reasonable in light of facts and circumstances, including the prior receipt of a higher cash offer subject to customary due diligence, than the one you have accepted or tell us why such revision is not necessary.

20. We note the fourth bullet on page 29. Please revise background of the Merger to explain what a FOCI mitigation plan is.

21. Refer to the second sentence of the last full paragraph on page 30. Please revise to clarify that you have disclosed all material factors considered by the board in making its recommendation to the stockholders.

Opinion of Bear Stearns and Co. Inc., page 31
Opinion of Merrill Lynch, page 40

22. We note your disclosure on pages 39 and 46 that your financial advisors will be paid customary fees. Please revise here and in the summary to disclose the amount of these fees, including the portions contingent upon the execution of the merger agreement or consummation of the merger.

23. Please expand your description of the material relationship which existed between the company and its financial advisors during the past two years to more fully describe the size and nature of any prior representation.

Other Considerations, page 38

24. Please revise this section in light of the acquisition of Bear Stearns by J.P. Morgan Chase.

Opinion of Merrill Lynch, page 40

25. The last sentence of the first paragraph contains the assumption that the final form of the merger agreement would be the same as the draft they considered. Please add disclosure, if true, that the assumption was correct or tell us it was.

Research Analyst Price Targets, page 43

26. It appears that Merrill Lynch reviewed published estimates of your company's price targets. If so, please disclose the price targets and the source of each projection.

The Merger Agreement, page 58

27. Refer to the final sentence of the second introductory paragraph to this section. Please tell us which representations and warranties you are referring to. We may have additional comments on this matter.

Beneficial Ownership Table, page 77

28. Please revise the footnotes to the beneficial ownership table to disclose the individuals possessing voting and investment control over the shares held by Marsico Capital Management, LLC and FMR, LLC. Refer to Item 6(d) of Schedule 14A and Instruction 2 to Item 403 of Regulation S-K.

Appendices B and C: Fairness Opinions of Bear Stearns and Merrill Lynch

29. We note the second sentence of the last paragraph on B-2. Please note that as a document publicly-filed with the Commission, you may not limit investors' reliance upon the fairness opinions. Please revise the fairness opinion as well as your disclosure in the proxy, as appropriate, to eliminate limitations on reliance.

30. Please confirm that each financial advisor has consented to the inclusion of, and reference to, its opinion in the proxy and file consents.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:
- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *

Please amend the Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information and file such letter as a correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director